SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            Ryanair to give away One Million Free* Seats
                              over Easter Weekend


Ryanair, Europe's No. 1 low fares airline, today (April 17) announced a massive Spring seat sale with 1 million free seats now available on its London routes to Europe.

Passengers only have to pay taxes and charges.

The offer ends midnight, Monday 21st April so go online NOW to www.ryanair.com before the seats are gone.

Passengers can book any of the following routes out of the London:

Holland: Eindhoven, Groningen, Maastricht

Belgium: Brussels-Charleroi, Ostend-Bruges

Germany: Berlin-Schonefeld, Dusseldorf-Niederrhein, Frankfurt-Hahn, Friedrichshafen, Hamburg-Lubeck Leipzeig-Altenburg

Austria: Klagenfurt, Salzburg

France: Brest, Clermont-Ferrand, Limoges, Pau Pyrenees , Rodez,
Reims-Champagne, Strasbourg, St. Etienne

Italy: Ancona, Bologna-Forli, Brescia, Genoa, Milan-Bergamo, Pescara , Turin, Tours, Trieste, Venice-Treviso

Sweden: Gothenburg, Malmo, Stockholm (Vasteras), Stockholm (Skavsta)

Denmark: Aarhus, Esbjerg

Norway: Haugesund, Oslo-Torp

Ireland: Cork, Dublin, Kerry, Knock, Shannon

England: Blackpool, Newquay

Scotland: Glasgow-Prestwick

*Excludes taxes and charges

Offer Details

        Ryanair       1 Million FREE seats from London-Stansted to Germany,
        Offer         Austria, France, Spain, Italy, Belgium, Holland, Ireland,
                      UK and Scandinavia. Passengers only have to pay taxes and charges.

        Booking       Thursday 17 April - midnight Monday 21st April
        Period

        Travel        24 April - 14 June
        Period

        Applicable    See www.ryanair.com for full details
        Days

        Advance       14 days
        Purchase

        Terms &       See www.ryanair.com for full set of terms and
        Conditions    conditions.


                            Book online at www.ryanair.com


Ends  16th April 2003

For information:

Murray Consultants 00 353 1 4980300

Pauline McAlester



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 April 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director